

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Lorraine Yarde
Chief Executive Officer
RX Safes, Inc.
170 Green Valley Parkway, Suite 300
Henderson, NV 89012

> **Re: RX Safes, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 29, 2014**
> **File No. 333-193800**

Dear Ms. Yarde:

We have reviewed the amendment to your registration statement and have the following comments.

General

1.   Refer to comment 24 in our letter dated March 5, 2014.   We note that in your disclosure you cite various statistics, but do not always fully identify their related sources. For example, we note your statement on page 25 that "[a]ccording to a market research study conducted by SK&A …" but you do not provide any information on SK&A or the study used as the basis of your disclosure, including the date of the study. Please revise your disclosure accordingly. Please comply with this comment also with respect to identifying what the "2012 Monitoring the Future survey" is, as well as providing support for your statistic that "98% of US households do not lock up their medications" set forth in "The drug safety product market is a fledging industry…" risk factor on page seven.

Plan of Distribution, page 16

The Offering will be Sold by Our Officers and Directors, page 17

2.   We note your response to comment 17 in our letter dated March 5, 2014. Your website indicates a third party, Wall Street Buy Sell Hold Inc., is the contact for Investor Relations. With a view towards disclosure, please explain to us this company's role, if any, with regards to this offering, and any other services that this firm provides to the company.

Description of Business, page 23

The Problem and Challenge, page 24

3.   Please revise your disclosure to explain what an ED visit is.

Technology, page 26

4.   We note your response to comment 32 in our letter dated March 5, 2014. It appears that the Authentec sensors are material to the integrity of your product. Please include a risk factor addressing the impact to your business if Authetec stops supplying you its sensors.

5.   Please revise your disclosure to provide the basis for your disclosure that Authentec is "the global leader in silicon fingerprint technology…"

Consumer Market, page 30

6.   We note your supplemental response to comment 35 in our letter dated March 5, 2014. As of the date of this amendment, your products are not currently available on any of the retailer websites as presented on your website. Please clearly disclose this fact in your next amendment, and make the necessary changes to your website. Please comply with this comment also with respect to your website disclosures indicating that Amerisource Bergen is currently a distributor of your product. We note that in response to comment 36 in our letter dated March 5, 2014 you revised your prospectus disclosures to indicate that "you are not a supplier to Amerisource Bergen."

Medical Professionals, page 33

7.   In response to comment 39 in our letter dated March 5, 2014, you disclose that you have received endorsements from Drs. Karim and Renna. Note 7 to your financial statements indicates that the marketing agreements with both physicians terminated in 2012. With a view towards disclosure, please tell us whether these physicians continue to endorse your product, despite the termination of their respective marketing agreements. Please revise your disclosure to the extent necessary.

Management's Discussion and Analysis of Financial Condition and Plan of Operation, page 40

Plan of Operation, page 40

8.   We note your revised disclosure in response to comment 15 in our letter dated March 5, 2014. Please include a tabular presentation of your plan of operations for the next 12 months identifying the steps, the timeframe and the needed capital to achieve the various

milestones noted in your disclosure. Please provide this disclosure assuming the sale of 25%, 50%, 75% and 100% of the shares subject to the registration statement.

Liquidity and Capital Resources, page 43

9.   Please include here a discussion regarding your $50,000 line of credit agreement with Axius, disclosing also the material terms of this agreement.   Please disclose the $100,000 Master Promissory Note entered into with Ms. Yarde as discussed in Note 10 to the financial statements, under Certain Relationships and Related Party Transactions on page 44. Additionally, please file these agreements as exhibits to your registration statement.

Emerging Growth Company Status, page 44

10.   We note your supplemental response to comment 46 in our letter dated March 5, 2014. Although you have opted out of the extended transition period for complying with new or revised accounting standards, you are currently using emerging growth company disclosure exemptions, such as scaled executive compensation disclosure and only two years of audited financial statements, both of which will be available to you as a smaller reporting company. Please revise your disclosure to identify the emerging growth company exemptions that would be available to you as a smaller reporting company.

Certain Relationships and Related Party Transactions, page 45

11.   We note your revised disclosure in response to comment 47 in our letter dated March 5, 2014. To the extent that a portion of the $17,000 amount represents fees *earned* by Ms. Yarde, then those earned fees must be disclosed as "All Other Compensation" in the summary compensation table. Please advise or revise your disclosure accordingly.

12.   We note your response to comment 50 in our letter dated March 5, 2014; however, Mr. Basile was a director of your company within the period required for related party transactions because August 2, 2012 is within two fiscal years preceding your most recently completed fiscal year. See Instruction 1 to Item 404 of Regulation S-K. Please address our prior comment 50 in full.

Executive Compensation, page 45

Summary Compensation Table, page 45

13.   With a view towards disclosure, please explain to us why the value of Ms. Yarde's 2012 stock award decreased from $5,000,000 in your initial filing to $1,000,000 in your most recent amendment.

Outstanding Equity Awards Since Inception, page 45

14.   The descriptive heading to this tabular disclosure is inaccurate. Please revise to provide disclosure of "Outstanding Equity Awards *at Fiscal Year End*" [emphasis added].   See Item 402(p) of Regulation S-K.

Financial Statements

General

15.   Please ensure that your financial statements and corresponding financial information comply with Rule 8-08 of Regulation S-X.

Statements of Stockholders' Deficit, page F-4

16.   Please also provide an audited statement of stockholder's deficit for the year ended December 31, 2013. Refer to ASC 505-10-50-2.

17.   We note your response to comment 54 of our letter dated March 5, 2014. The statements of stockholders' deficit continue to indicate that the cumulative amounts from inception through the latest audited balance sheet are unaudited. Please advise or revise as necessary.

18.   The heading on the notes to the financial statements refer to December 31, 2011 and December 31, 2012 rather than December 31, 2012 and December 31, 2013. Please revise.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

General

19.   You discuss your research and product development activities throughout the filing including on page 39. In this regard, please disclose your accounting policy for research and development costs as well as the amount of research and development costs recorded each period presented. Refer to ASC 730-10-50.

You may contact Nudrat Salik, Staff Accountant, at 202-551-3692 or Alfred Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Era Anagnosti, Staff Attorney, at 202-551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Scott Doney (Via E-mail)
       Cane Clark LLP